February 4, 2010

Mr. Paul Cline
Senior Staff Accountant
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: File No. 001-06368, Coastal Banking Company, Inc.

Dear Mr. Cline:

Thank you for your comments of January 21, 2010 on our Form 10-K filing for Fiscal Period Ended December 31, 2008 and our Form 10-Q filing for Fiscal Period Ended September 30, 2009.  We have reviewed your comments in depth and discussed these issues at length with our external audit firm and corporate counsel.  Additionally, I had a brief discussion with Ms. Rebekah Moore of your office. Based on our review and these discussions we offer the following response:

Comment #1 – As a smaller reporting company, you are required to present information under Industry Guide 3 for all periods required in the instruction thereto.  Please revise future filings to include all applicable periods required by those instructions

Response #1 – Industry Guide 3 requires that we report information on all Guide 3 items for each of the last three fiscal years, except Item III Loan Portfolio and Item IV Summary of Loan Loss Experience, which requires that such reported items be reported for last five fiscal years.  Although our practice of including audited financial statements, including the balance sheet, statements of income, cash flows and changes in stockholders equity, for two fiscal years, as reported in our Form 10-K filing for the year ended December 31, 2008, was correct, we intend to comply with the requirements of Industry Guide 3 in all future filings.
As discussed above, with respect to Item III and Item IV, we understand Industry Guide 3 requires disclosure for five fiscal years.  Our past practice has been to limit that information to the same two fiscal years covered by the audited financial statements, so we will modify our reporting in future annual filings to present all applicable periods as required by the Industry Guide 3 instructions.  A draft of the information that is impacted by the expanded reporting periods as will appear in our upcoming Form 10-K filing for the fiscal year ended December 31, 2009 is attached as Exhibit A for your review.

Comment #2 – Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  Also disclose if you have underwritten any hybrid loans, such as payment option ARM’s and or sub-prime loans, including how you define that term.

Response #2 – We have never originated any of the so called hybrid loans such as payment option ARMs, or sub-prime loans, either for retention in our portfolio or for sale in the secondary market.  We define those loan types as loans having one or more underwriting characteristics that are inconsistent with investment grade loans such as limited documentation, LTVs in excess of 100%, negative amortization, high debt to income ratios or poor borrower credit.  In the case of residential loans, we do not originate loans with any underwriting characteristic that are contrary with the underwriting guidelines of FNMA, FHLMC or the FHA.  In as much as we do not originate hybrid or sub-prime loans, we do not believe it is necessary to provide a discussion in our filings of the type of lending to which we have no exposure.

In our future filings we will expand the discussion of our underwriting policies and procedures for the major loan products in each lending category as you have directed.  A draft of such an enhanced discussion as will appear in our upcoming Form 10-K filing for the fiscal year ended December 31, 2009 is attached as Exhibit B for your review.

Comment #3 – Please revise future filings to disclose the following related to the preferred stock issued to the US Treasury as a part of the TARP program:

a.	Disclose the assumptions used to determine the value of the warrants issued;
b.	Disclose the methodology used to allocate the proceeds between the preferred stock and the warrants;
c.	Disclose the effective life over which you are amortizing the preferred stock discount.

Response #3 – In our future filings we will expand the discussion of the preferred stock issued to the US Treasury as a part of the TARP program as you have directed.  A draft of such an enhanced discussion as will appear in our upcoming Form 10-K filing for the fiscal year ended December 31, 2009 is attached as Exhibit C for your review.

Comment #4 – Please revise future quarterly filings to include footnote disclosure in the financial statements of loans and the allowance for loan losses as these items are material to your operations and the changes between periods do not appear to be immaterial.  Also, please provide the disclosures required by Item III.C and Item IV of Industry Guide in all future quarterly reports in MD&A.

Response #4 – In future quarterly filings we will include footnote disclosure in the financial statements of loans and the allowance for loan losses and provide the disclosures required by Item III.C and Item IV of Industry Guide in MD&A  as you have directed.  We have produced a draft of these changes as they would have appeared in our prior quarterly filing, the Form 10-Q for the fiscal period ended September 30, 2009.  The proposed disclosure for Item III.C is attached in Exhibit A and the proposed disclosure for Exhibit IV is attached as Exhibit D for your review.

Comment #5 – Please revise to disclose a roll forward of your assets valued using Level 3 measurements on a recurring basis.  Refer to ASC 820-10-50-2(c) .  If you consider your impaired loan and OREO fair value measurements to be non-recurring, please separately disclose them as such in a manner similar to your disclosure on your Form 10-K for Fiscal Period Ended December 31, 2008.

Response #5 – Based on a follow up conversation with Rebekah Moore we understand your intent was that this comment is to be applied to future quarterly filings.  In future quarterly filings we will include a roll forward of our assets valued using Level 3 measurements on a recurring basis.  Further, to the extent that we consider our impaired loan and OREO fair value measurements to be non-recurring, we will separately disclose them as such in a manner similar to our disclosure on our Form 10-K for Fiscal Period Ended December 31, 2008.
We have provided a draft of these disclosures using our financial information from September 30, 2009, but presented as they will appear in our pending Form 10-K filing for the Fiscal Period Ended December 31, 2009.  We will include comparable disclosures in future quarterly filings as directed.  This draft disclosure is attached as Exhibit E for your review.

Comment #6 – Please advise us of the status of your goodwill impairment analysis.  If it has not been completed, please tell us why and when you anticipate its completion.  If completed, tell us the outcome.  To the extent it has been completed and no impairment resulted, please provide us the material components of the test that was performed, including a full description of all material assumptions.

Response #6 – Our goodwill impairment study was completed in late December 2009.  The result of the study indicated that there was no impairment; however management, the audit committee and our external auditors disagreed with those findings on the basis that estimates and assumptions used by the independent consultant were overly optimistic and failed to fully consider the current economic environment for banking franchises.  As a result the decision was made by management with consent of the audit committee to fully impair the goodwill asset as of December 31, 2009 with a charge to earnings of approximately $10.4 million.

Comment #7 – Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type, please disclose also.  Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in our determination of the allowance for loan losses.

Response #7 – In our future quarterly filings we will expand the discussion of our appraisal practices for collateral dependent loans, including adjustments typically made to appraised values and the impact of the potential for outdated appraised values on the determination of our allowance for loan losses.  A draft of such an enhanced discussion as will appear in our upcoming Form 10-K filing for the fiscal year ended December 31, 2009 is attached as Exhibit F for your review and we will include comparable disclosures in future quarterly filings as directed.

Comment #8 – Given your net loss incurred during 2008 and 2009, please revise your future filings to more specifically disclose the positive and negative evidence considered when determining that your deferred tax assets are more likely than not to be realized.

Response #8 – In our future filings we will more specifically disclose the positive and negative evidence considered when determining that our deferred tax assets are more likely than not to be realized.  A draft of such a disclosure as will appear in our upcoming Form 10-K filing for the fiscal year ended December 31, 2009 is attached as Exhibit G for your review and we will include comparable disclosures in future quarterly filings as directed.

We wish to emphasize that all the information in the attached exhibits is preliminary as we are still 5 to 6 weeks away from finalizing and filing our Form 10-K for the year ended December 31, 2009 and as such the quantitative data provided may change prior to its inclusion in our Form 10-K filing.  Accordingly, the information in these exhibits should be evaluated as an indication of the format and topical disclosures that will be provided in our future filings and not with any reliance on the specific numbers provided.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, comments or require additional information feel free to contact me at your convenience.

Sincerely,

______________________
Paul R. Garrigues
EVP / CFO

Exhibit A
Applicable Reporting Periods

Average Balances and Interest Rates

The table below shows the average balance outstanding for each category of interest-earning assets and interest-bearing liabilities for 2009, 2008 and 2007, and the average rate of interest earned or paid thereon. Average balances have been derived from the daily balances throughout the period indicated.

	For the Years Ended December 31,
	2009			2008			2007
(In Thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:
Interest-earning assets:
Loans (including loan fees)	$359,541	$18,192	5.06%	$325,098	$20,318	6.25%	$282,182	$23,160	8.21%
Taxable investments	65,326	3,006	4.60%	65,702	3,328	5.07%	79,476	4,022	5.06%
Tax-free investments	14,416	836	5.80%	16,699	988	5.92%	16,239	914	5.63%
Interest-bearing deposits in other banks	1,827	2	0.11%	678	22	3.24%	1,667	89	5.34%
Federal funds sold	2,137	4	0.19%	4,674	116	2.48%	11,719	602	5.14%
Total interest-earning assets	443,247	22,040	4.97%	412,851	24,772	6.00%	391,283	28,787	7.36%
Other non-interest earning assets	37,335			30,782			33,579
Total assets	$480,582			$443,633			$424,862
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Interest-bearing demand and savings	$106,662	$1,573	1.47%	$101,895	$2,442	2.40%	$123,922	$4,467	3.60%
Time	248,386	7,467	3.01%	228,355	10,117	4.43%	194,987	10,012	5.13%
Other	53,420	1,772	3.32%	40,671	1,829	4.50%	34,832	1,814	5.21%
Total interest-bearing liabilities	408,468	10,812	2.65%	370,921	14,388	3.88%	353,741	16,293	4.61%
Other non-interest bearing liabilities	27,160			27,055			26,162
Shareholders’ equity	44,954			45,657			44,959
Total liabilities and shareholders’ equity	$480,582			$443,633			$424,862
Excess of interest-earning assets over interest bearing liabilities	$34,779			$41,930			$37,542
Ratio of interest-earning assets to interest-bearing liabilities	109%			111%			111%
Tax equivalent adjustment		(284)			(336)			(311)
Net interest income		$10,944			$10,048			$12,183
Net interest spread			2.33%			2.12%			2.75%
Net interest margin			2.53%			2.52%			3.19%

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

Amounts are presented on a tax equivalent basis.

Volume/Rate Analysis

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year.

	2009 Compared to 2008 Increase (decrease) due to changes in			2008 Compared to 2007 Increase (decrease) due to changes in
(In Thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income on:
Loans (including loan fees)	$2,006	$(4,132)	$(2,126)	$3,195	$(6,037)	$(2,842)
Taxable investments	(19)	(303)	(322)	(698)	4	(694)
Non-taxable investments	(133)	(19)	(152)	26	48	74
Interest bearing deposits in other banks	14	(34)	(20)	(40)	(27)	(67)
Federal funds sold	(41)	(71)	(112)	(261)	(225)	(486)
Total interest income (tax equivalent basis)	1,827	(4,559)	(2,732)	2,222	(6,237)	(4,015)
Interest expense on:
Interest-bearing demand and savings	109	(978)	(869)	(702)	(1,323)	(2,025)
Time	827	(3,477)	(2,650)	1,583	(1,478)	105
Other	491	(548)	(57)	281	(266)	15
Total interest expense	1,427	(5,003)	(3,576)	1,162	(3,067)	(1,905)
Net interest income (tax equivalent basis)	$400	$444	$844	$1,060	$(3,170)	$(2,110)

Provision and Allowance for Loan Losses

The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level. The provision charged to expense was $7,771,000 for the year ended December 31, 2009 as compared to $7,823,000 for the year ended December 31, 2008. The increase in the provision for loan losses is attributable to weakness in our real estate markets, primarily related to the housing industry. The Bank has a concentration in residential single-family construction loans and residential development loans in Beaufort, SC, Savannah, GA and in northeast Florida, principally Nassau, Duval and St. Johns County. These loan types are typically repaid as the completed lots or homes are sold, however the nationwide deterioration in the housing market caused our sources of repayment to slow and accelerated the devaluation of the underlying collateral securing the loans. The provision for loan losses was increased to reflect the amount calculated by our allowance for loan losses methodology which takes into account deteriorating economic conditions and the underlying collateral value of some of our loans.

The loan portfolio decreased by $14,760,000 during the year ended December 31, 2009 as compared to an increase of $23,128,000 in 2008. The allowance for loan losses was 2.20% of gross loans at December 31, 2009 as compared to 1.59% at December 31, 2008. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of earnings. Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the potential risk in the loan portfolio. The allowance for loan losses represents an amount, which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based upon a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs can reduce this allowance. Our determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower’s ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons.
We allocate the allowance for loan losses to specific categories of loans in our portfolio. See the table below for the allocation of loan losses and for a history of charge-offs by loan category, which may or may not be indicative of future charge-offs by category.

Allocation of the Allowance for Loan Losses

	December 31,
	2009		2008		2007		2006		2005
(In Thousands)	Amount	% of Loans in Category	Amount	% of Loans in Category	Amount	% of Loans in Category	Amount	% of Loans in Category	Amount	% of Loans in Category
Commercial, Financial and Agricultural	$346	4%	$252	3%	$284	4%	$107	4%	$226	5%
Real Estate—Construction	741	24	764	32	1,048	46	1,864	47	760	39
Real Estate—Mortgage	4,223	71	2,566	63	1,999	48	1,350	47	342	54
Consumer	351	1	264	2	239	2	62	2	50	2
Unallocated	707	—	987	—	83	—	92	—	1,485	—
Total	6,386	100%	$4,833	100%	$3,653	100%	3,475	100%	2,863	100%

Our policy has been to review the allowance for loan losses using a reserve factor based on risk-rated categories of loans because there had been relatively little charge-off activity prior to 2008. The overall objective is to apply percentages to the loans based on the relative inherent risk for that loan type and grade. Reserve factors are based on peer group data, information from regulatory agencies, and on the experience of the Bank’s lenders. The reserve factors will change depending on trends in national and local economic conditions, the depth of experience of the Bank’s lenders, delinquency trends, and other factors. Our general strategy is to maintain a minimum coverage of a certain percentage of gross loans until we have sufficient historical data and trends available. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period. Thus, there is a risk that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

The following table summarizes information concerning the allowance for loan losses:

	For the Years Ended December 31,
(In Thousands)	2009	2008	2007	2006	2005
Loans outstanding, end of year	$289,659	$304,419	$281,291	$291,820	$242,369
Average loans outstanding	$301,931	$302,461	$282,182	271,414	141,989
Allowance, beginning of year	4,833	3,653	3,475	2,863	1,137
Charge-offs:
Commercial, financial and industrial	599	249	73	95	—
Real estate—construction	3,831	5,346	1	—	—
Real estate—mortgage	1,828	1,002	54	—	—
Consumer	6	66	25	27	56
Total charge-offs	6,264	6,663	153	122	56
Recoveries:
Commercial, financial and industrial	2	16	19	—	6
Real estate—construction	10	—	—	—	—
Real estate—mortgage	19	—	—	—	—
Consumer	15	4	2	7	—
Total recoveries	46	20	21	7	6
Net charge-offs	6,218	6,643	132	115	50
Allowance brought forward in merger				—	1,396
Additions charged to operations	7,771	7,823	310	727	380
Allowance, end of year	$6,386	$4,833	$3,653	$3,475	$2,863
Ratio of net charge-offs during the period to average loans outstanding during the period	2.06%	2.20%	0.05%	0.04%	0.04%
Allowance for loan losses to loans, end of year	2.20%	1.59%	1.30%	1.19%	1.18%

The following table summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2009, 2008, 2007, 2006 and 2005:

	December 31,
(In Thousands)	2009	2008	2007	2006	2005
Other real estate and repossessions	$18,176	$5,756	$340	$—	$—
Accruing loans 90 days or more past due	105	801	69	10	—
Non-accrual loans	13,754	18,213	2,018	86	130
Interest on non-accrual loans which would have been reported	727	602	104	13	6

Loans

Gross loans totaled $289,659,000 at December 31, 2009, a decrease of $14,760,000 or 4.9%, since December 31, 2008. We continue to work to reduce our exposure to higher risk loans as evidenced by the $30,578,000, or 34.69%, decline in the balance of real estate commercial construction loans during 2009.  This decline was partially offset by growth in real estate mortgage, residential loans, which increased $9,396,000, or 9.07%, to $112,984,000 at December 31, 2009 and growth in real estate mortgage, commercial loans, which increased $9,966,000, or 12.25%, to $91,326,000 at December 31, 2009.  Balances and nonaccrual levels within the major loans receivable categories as of the last five year end periods were as follows:

	Loan Portfolio Mix as of December 31,
(In Thousands)	2009		2008		2007		2006		2005
Commercial and financial	$10,956	4%	$10,294	3%	$10,235	4%	$13,053	4%	$11,458	5%
Agricultural	319	—%	326	—%	519	—%	55	—%	58	—%
Real estate – construction, commercial	57,573	20%	88,151	29%	111,988	40%	121,791	42%	80,915	33%
Real estate – construction, residential	13,063	4%	15,166	5%	17,619	6%	16,250	6%	14,542	6%
Real estate – mortgage, farmland	—	—%	199	—%	94	—%	14	—%	18	—%
Real estate – mortgage, commercial	91,326	32%	81,360	27%	68,281	24%	72,001	25%	63,648	26%
Real estate – mortgage, residential	112,984	39%	103,588	34%	68,772	25%	64,334	22%	65,999	27%
Consumer installment loans	3,293	1%	5,223	2%	2,626	1%	3,339	1%	4,386	2%
Other	145	—%	112	—%	1,157	—%	983	—%	1,345	1%
	$289,659		$304,419		$281,291		$291,820		$242,369

	Loans on Nonaccrual as of December 31,
(In Thousands)	2009		2008		2007		2006		2005
Commercial and financial	$40	—%	$3	—%	$—	—%	$49	57%	$—	—%
Agricultural	319	2%	326	2%	—	—%	—	—%	—	—%
Real estate – construction, commercial	6,836	50%	14,479	80%	1,498	74%	—	—%	—	—%
Real estate – construction, residential	526	4%	249	1%	—	—%	—	—%	—	—%
Real estate – mortgage, farmland	—	—%	—	—%	—	—%	—	—%	—	—%
Real estate – mortgage, commercial	2,831	21%	2,424	13%	502	25%	—	—%	130	100%
Real estate – mortgage, residential	3,198	23%	718	4%	—	—%	—	—%	—	—%
Consumer installment loans	4	—%	14	—%	18	1%	37	43%	—	—%
Other	—	—%	—	—%	—	—%	—	—%	—	—%
	$13,754		$18,213		$2,018		$86		$130

Investment Securities

Investment securities decreased to $62,515,000 at December 31, 2009 from $84,461,000 at December 31, 2008.

The following table presents the investments by category:

	December 31,
	2009		2008		2007
(In Thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available for sale
U.S. Government and federal agencies	$—	$—	$—	$—	$2,998	$2,995
Government sponsored enterprises	—	—	500	502	6,496	6,507
State and municipal securities	10,185	10,370	16,956	16,573	16,786	16,618
Mortgage-backed securities	48,558	50,145	63,494	64,363	60,925	61,051
	$58,743	$60,515	$80,950	$81,438	$87,205	$87,171
Held to Maturity
Corporate debt securities	$2,000	$2,095	$3,023	$3,024	$—	$—
	$2,000	$2,095	$3,023	$3,024	$—	$—

Deposits

Total deposits increased by $6,225,000, or 2%, to a total of $368,881,000 at December 31, 2009 from $362,656,000 at December 31, 2008. Non-interest-bearing demand deposits decreased $863,000, or 5%, while interest-bearing deposits increased $7,088,000, or 2%. The Company has continued its use of a modest level of brokered deposits, which carry substantially lower interest rates than comparable term core retail deposits.  Brokered deposits are issued in individual’s names and in the names of trustees with balances participated out to others.  Core retail deposits are deposits which are gathered in the normal course of business, without the use of a broker.  Core reciprocal deposits are gathered in the same manner as core retail deposits, but the funds are participated out to other banks through use of the CDARS reciprocal transactions program.  In June 2009 we placed $13.5 million of core deposits in the CDARS program.  The CDARS program allows depositors to obtain FDIC insurance for deposits up to $50 million by exchanging the portions of their deposits in excess of FDIC insurance limitations with other financial institutions participating in the CDARS program.  In return, we receive an equal amount of deposits back from other CDARS participating financial institutions, such that there is no net change in the level of total deposits on our balance sheet.

Balances and percentages within the major deposit categories are as follows:

	December 31, 2009
(In thousands)	Core Retail Deposits	Core Reciprocal Deposits	Brokered Deposits	Total Deposits
Noninterest-bearing demand deposits	$17,776	$––	$––	$17,776
Interest-bearing demand deposits	105,734	––	––	105,734
Savings deposits	2,959	––	––	2,959
Certificates of deposit $100,000 and over	118,684	12,763	––	131,447
Other time deposits	88,029	858	22,078	110,965
	$333,182	$13,621	$22,078	$368,881

	December 31, 2008
(In thousands)	Core Retail Deposits	Core Reciprocal Deposits	Brokered Deposits	Total Deposits
Noninterest-bearing demand deposits	$18,639	$––	$––	$18,639
Interest-bearing demand deposits	95,687	––	––	95,687
Savings deposits	3,027	––	––	3,027
Certificates of deposit $100,000 and over	130,837	––	––	130,837
Other time deposits	85,455	––	29,011	114,466
	$333,645	$––	$29,011	$362,656

	December 31, 2007
(In thousands)	Core Retail Deposits	Core Reciprocal Deposits	Brokered Deposits	Total Deposits
Noninterest-bearing demand deposits	$25,147	$––	$––	$25,147
Interest-bearing demand deposits	102,674	––	––	102,674
Savings deposits	2,952	––	––	2,952
Certificates of deposit $100,000 and over	104,891	––	––	104,891
Other time deposits	86,035	––	24,148	110,183
	$321,699	$––	$24,148	$345,847

The average balance of deposits and the average rates paid on such deposits are summarized as follows:

	December 31,
	2009		2008		2007
(In Thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand	$19,216	—%	$23,134	—%	$24,791	—%
Interest-bearing demand	103,640	1.50%	98,889	2.49%	120,934	3.58%
Savings	3,022	0.50%	3,006	0.52%	2,988	0.71%
Time	248,386	3.01%	228,355	4.43%	194,987	5.13%
Total	$374,264		$353,384		$343,700

Selected Ratios

The following table sets out certain ratios:

	For the Years Ended December 31,
	2009	2008	2007
Net income (loss) to:
Average shareholders’ equity (tangible)	(42.28)%	(13.86)%	7.72%
Average assets (tangible)	(3.18)%	(1.12)%	0.64%
Dividends to net income	—%	—%	—%
Average equity to average assets (tangible)	7.51%	8.06%	8.24%

Exhibit B

Lending Activities

General: We emphasize a range of lending services, including real estate, commercial and consumer loans to individuals and small- to medium-sized business and professional firms that are located in or conduct a substantial portion of their business in the bank’s market areas.

Loan Underwriting: The fundamental objective of our underwriting policies and procedures are to establish minimum requirements for borrower creditworthiness, application documentation and credit analysis upon which a decision to extend credit is based.  The key principals of our underwriting policies are consistent across all types of loans with variations to specific procedures driven by characteristics such as the loan amount, purpose, collateral type and repayment terms.

Our underwriting policies require that we independently gather and verify sufficient documentation to establish a borrower or guarantor’s credit worthiness, level of financial reserves, capacity to repay the loan and the value of any collateral.  Credit worthiness is validated with personal or business credit reports from independent credit reporting agencies.  The level of financial reserves is established from independent verifications of deposits, investments or other assets.  Capacity to repay the loan is based on verifiable earnings capacity as shown on up to three years of financial statements and/or tax returns, banking activity levels, operating statements, rent rolls or independent verification of employment.  Finally as to the value of collateral, we obtain appraisals from independent, professionally designated property appraisers and will make personal inspections of the subject collateral for larger balance loans.

Once the appropriate documentation has been gathered, the analysis phase of the underwriting process is completed.  This includes determination of debt to income ratios, loan to value ratios, debt coverage ratios, global cash flow analysis, stress tests to measure the impact of increasing interest rates or falling collateral values and assessment of industry specific or general economic trends on the borrower’s ability to repay the loan.  Our policy establishes minimum acceptable levels for these credit metrics based on the objective to produce investment grade loans. Further, our maximum acceptable loan to collateral value percentages are less than or equal to applicable regulatory guideline maximums.  In the case of acquisition and development loans or construction loans, we also obtain and review project budgets, periodic inspection reports by qualified engineering firms and site visits by account officers not less than quarterly.  In all cases the underwriting documentation and analysis is completed as part of the initial credit decision process, however for loans that involve additional extensions of credit or periodic renewals, the underwriting documentation is updated and re-analyzed not less than annually.

Exhibit C

NOTE 16. SHAREHOLDERS EQUITY AND REGULATORY MATTERS

On December 5, 2008, Coastal issued and sold 9,950 preferred shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, along with a Warrant to purchase common stock to the U.S. Treasury as part of the Capital Purchase Program (“CPP”). The U.S. Treasury’s investment in Coastal is part of the government’s program to provide capital to the healthy financial institutions that are the core of the nation’s economy in order to increase the flow of credit to consumers and businesses and provide additional assistance to distressed homeowners facing foreclosure. The Preferred Shares have an annual 5% cumulative preferred dividend rate, payable quarterly. The dividend rate increases to 9% after five years. Dividends compound if they accrue in arrears. The Board has approved and Coastal paid all dividends on the CPP preferred through Form 10-k filing date. Preferred Shares have a liquidation preference of $1,000 per share plus accrued dividends. The Preferred Shares have no redemption date and are not subject to any sinking fund. The Preferred Shares carry certain restrictions. The Preferred Shares rank senior to our common stock and also provide certain limitations on compensation arrangements of executive officers. During the first three years, Coastal may not reinstate a cash dividend on its common shares nor purchase equity shares without the approval of the U.S. Treasury, subject to certain limited exceptions. Coastal may not reinstate a cash dividend on its common shares to the extent preferred dividends remain unpaid. Generally, the Preferred Shares are non-voting. However, should Coastal fail to pay six quarterly dividends, the holder may elect two directors to Coastal’s Board of Directors until such dividends are paid. In connection with the issuance of the Preferred Shares, a Warrant to purchase 205,579 common shares was issued with an exercise price of $7.26 per share, which was calculated based upon the average closing prices of our common stock on the 20 trading days ending on the last trading day prior to the date the our application was approved to participate in the TARP Capital Purchase Program. The Warrant is immediately exercisable and expires in ten years. The Warrant is subject to a proportionate anti-dilution adjustment in the event of stock dividends or splits, among other events.

The fair value of the warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s stock. The Company has not and does not expect to pay a dividend to common shareholders in the near future. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

Fair value of warrants	$1.90
Assumptions used to estimate fair value:
Risk-free interest rate	2.20%
Dividend yield	0%
Expected volatility	27%
Expected life	10 years

The Preferred Shares and Warrant qualify as Tier 1 capital and are presented in permanent equity on the Consolidated Statement of Condition in the amounts of $9,515,758 and $501,475, respectively. Proceeds were allocated between Preferred Shares and Warrants based on the proportional fair value of each.  The fair value of the Preferred Shares was calculated using a discounted cash flow model assuming a five year life, a 5% dividend rate and a comparable discount interest rate of 12%. The Preferred Share discount is being amortized over five years.

Exhibit D

NOTE 6 – LOANS AND ALLOWANCE  FOR  lOAN LOSSES

Gross loans totaled $299,270,000 at September 30, 2009, a decrease of $5,149,000, or 1.69%, since December 31, 2008.  We continue to work to reduce our exposure to higher risk loans as evidenced by the $19,699,000, or 22.35%, decline in the balance of real estate commercial construction loans during the nine months ended September 30, 2009.  This decline was offset by growth in real estate mortgage, residential loans, which increased $7,020,000, or 6.78%, to $110,608,000 at September 30, 2009 and growth in real estate mortgage, commercial loans, which increased $9,216,000, or 11.33%, to $90,576,000 at September 30, 2009.  All loans are domestic, we have no foreign loans.

Balances and nonaccrual levels within the major loans receivable categories as of September 30, 2009 and December 31, 2008 were as follows:

	Loan Portfolio Mix as of:				Loans on Nonaccrual as of:
	September 30, 2009		December 31, 2008		September 30, 2009		December 31, 2008
Commercial and financial	$12,151,000	4%	$10,294,000	3%	$461,000	2%	$3,000	––%
Agricultural	319,000	––%	326,000	––%	319,000	1%	326,000	2%
Real estate – construction, commercial	68,452,000	23%	88,151,000	29%	14,340,000	60%	14,479,000	80%
Real estate – construction, residential	13,598,000	5%	15,166,000	5%	463,000	2%	249,000	1%
Real estate – mortgage, farmland	197,000	––%	199,000	––%	––	––%	––	––%
Real estate – mortgage, commercial	90,576,000	30%	81,360,000	27%	2,470,000	10%	2,424,000	13%
Real estate – mortgage, residential	110,608,000	37%	103,588,000	34%	5,844,000	25%	718,000	4%
Consumer installment loans	3,203,000	1%	5,223,000	2%	6,000	––%	14,000	––%
Other	166,000	––%	112,000	––%	––	––%	––	––%
Gross loans	$299,270,000		$304,419,000		$23,903,000		$18,213,000

We typically place loans on nonaccrual status when they become 90 days past due.  Aside from the interest lost when a loan is placed in nonaccrual status, the probability of a loan on nonaccrual moving into foreclosure with a potential loss outcome is much increased. Interest lost on nonaccrual loans was $403,000 and $241,000 for the three months ended September 30, 2009 and 2008, respectively. For the nine month period ended September 30, interest lost on nonaccrual loans was $867,000 in 2009 compared to $388,000 in 2008. Interest income recognized on nonaccrual loans was $60,000 and $2,000 for the three months ended September 30, 2009 and 2008, respectively. For the nine month period ended September 30, interest income recognized on nonaccrual loans was $104,000 in 2009 compared to $13,000 in 2008.

There were no loans past due ninety days or more and still accruing interest at September 30, 2009.  At December 31, 2009 there were $801,405 of loans past due ninety days or more and still accruing interest.

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the Bank’s loan portfolio is diversified, a substantial portion of our borrowers’ ability to honor the terms of their loans is dependent on the economic conditions in Beaufort County, South Carolina; Nassau County, Florida; and Fulton and Thomas Counties, Georgia as well as the surrounding areas. In addition, a substantial portion of our loan portfolio is collateralized by improved and unimproved real estate and is therefore dependent on the local real estate markets.

Risk Elements in the Loan Portfolio

As addressed above in comments related to the provision and allowance for loan losses, loans on nonaccrual status decreased by $2,022,000, or 7.8%, from $25,925,000 at June 30, 2009 to $23,903,000 at September 30, 2009.  We believe this linked quarter reduction in the level of nonaccrual loans may be a positive sign that asset quality degradation may be approaching a point of stabilization. In addition to the level of loans on nonaccrual status, there are a number of other portfolio characteristics that management monitors and evaluates to assess the risk profile of the loan portfolio.  The following is a summary of risk elements in the loan portfolio:

	Loans with Interest Only Payments
	September 30, 2009		December 31, 2008
Commercial and financial	$7,146,000	7%	$5,058,000	5%
Real estate – construction, commercial	41,747,000	44%	49,795,000	49%
Real estate – construction, residential	6,188,000	7%	6,902,000	7%
Real estate – mortgage, commercial	15,298,000	16%	11,506,000	11%
Real estate – mortgage, residential	24,899,000	26%	25,703,000	25%
Consumer installment loans	374,000	––%	2,839,000	3%
Other	166,000	––%	23,000	––%
Gross loans	$95,818,000		$101,826,000

As shown above, we do have a moderate concentration of interest only loans in our portfolio, and such loans are generally regarded as carrying a higher risk profile than fully amortizing loans.  It is important to note that none of the interest only loans in our portfolio allow negative amortization, nor do we have any loans with capitalized interest reserves.

	Geographic Concentration of Loan Portfolio
	September 30, 2009
	Florida	Georgia	South Carolina	Other
Commercial and financial	$6,845,000	$715,000	$4,471,000	$120,000
Agricultural	––	319,000	––	––
Real estate – construction, commercial	26,667,000	10,783,000	31,002,000	––
Real estate – construction, residential	4,090,000	1,332,000	8,117,000	59,000
Real estate – mortgage, farmland	––	––	197,000	––
Real estate – mortgage, commercial	35,145,000	11,292,000	44,139,000	––
Real estate – mortgage, residential	37,674,000	33,626,000	37,182,000	2,126,000
Consumer installment loans	778,000	608,000	1,798,000	19,000
Other	––	144,000	22,000	––
Gross loans	$111,199,000	$58,819,000	$126,928,000	$2,324,000

	Geographic Concentration of Loan Portfolio
	December 31, 2008
	Florida	Georgia	South Carolina	Other
Commercial and financial	$5,732,000	$535,000	$3,889,000	$138,000
Agricultural	––	326,000	––	––
Real estate – construction, commercial	31,675,000	22,338,000	34,138,000	––
Real estate – construction, residential	5,279,000	1,875,000	7,949,000	63,000
Real estate – mortgage, farmland	––	––	199,000	––
Real estate – mortgage, commercial	31,988,000	12,020,000	37,352,000	––
Real estate – mortgage, residential	33,595,000	30,500,000	37,360,000	2,133,000
Consumer installment loans	2,824,000	261,000	2,032,000	106,000
Other	87,000	2,000	23,000	––
Gross loans	$111,180,000	$67,857,000	$122,942,000	$2,440,000

We also monitor and evaluate several other loan portfolio characteristics at a total portfolio level rather than by major loan category.  These characteristics include:

Junior Liens – Loans secured by liens in subordinate positions tend to have a higher risk profile than loans secured by liens in the first or senior position.  At September 30, 2009 the company held $21,727,000 of loans secured by junior liens which represents approximately 7.3% of the total net portfolio of loans.  Historical loss experience as measured by net loan charge offs was $284,000 in the nine months ended September 30, 2009 for all loans secured by junior liens for an annualized loss rate of 1.7%.

High Loan to Value Ratios – Typically the Company will not originate a new loan with a loan to value (LTV) ratio in excess of 100%.  However declines in collateral values can result in the case of an existing loan renewal with an LTV in excess of 100% based on the current appraised value of the collateral.  In such cases the borrower may be asked to pledge additional collateral or to renew the loan for a lesser amount.  If the borrower lacks the ability to pay down the loan or provide additional collateral, but has the ability to continue to service the debt, the loan will be renewed with an LTV in excess of 100%.  At September 30, 2009 the loan portfolio included 21 loans with a balance of $6,917,000 or 2.3% of the net loan portfolio with current loan to value ratios in excess of 100%.

Restructured Loans – At September 30, 2009 the Company had 36 loans with a total balance of $18,501,000 or 6.2% of the net loan portfolio balance that were reported as restructured.  The Company has followed an extremely conservative approach when classifying a loan as restructured.  This approach includes any loan to a borrower in distress where the terms of the loan were adjusted to the improvement of the borrower.  Recent guidance on this topic from the FDIC seems to take the position that changes in loan terms that are no better than current market terms to a borrower who has the ability to repay the loan under the restructured terms would not automatically be considered as an adversely classified loan.  We will be evaluating this guidance over the next quarter and may determine that our current practice needs to be modified to comply with this new guidance.  Any such change to our practice will most likely reduce the level of loans that are reported as restructured.

Criticized or Classified Loans – Management evaluates all loan relationships periodically in order to assess the financial strength of the borrower and the value of any underlying collateral.  Loans that are found to have a potential or actual weakness are identified as criticized or classified and subject to increased monitoring by management.  This typically includes frequent contact with the borrower to actively manage the borrowing relationship as needed to rehabilitate or mitigate the weakness identified.  At September 30, 2009 the company had $58,994,000 in loans that were internally criticized or classified of which $40,801,000 or 69% were either current or less than 30 days past due.

There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about future value of the collateral.   We establish and maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality and a number of assumptions about future events which we believe to be reasonable, but which may not prove to be accurate.  To the extent that the recovery of loan balances has become collateral dependent, we obtain appraisals not less than annually, and then we reduce these appraised values for selling and holding costs to determine the liquidated value.  Any shortfall between the liquidated value and the loan balance is charged against the allowance for Loan Losses in the month the related appraisal was received.

The following table summarizes information concerning the allowance for loan losses:

	For the Nine Months Ended September 30,
	2009	2008
(In Thousands)
Allowance, beginning of year	$4,833	$3,653
Charge-offs:
Commercial, financial and industrial	106	11
Real estate—construction	2,805	395
Real estate—mortgage	1,296	—
Consumer	5	47
Total charge-offs	4,212	453
Recoveries:
Commercial, financial and industrial	2	—
Real estate—construction	4	—
Real estate—mortgage	19	—
Consumer	14	5
Total recoveries	39	5
Net charge-offs	4,173	448
Additions charged to operations	5,646	1,269
Allowance, end of period	$6,306	$4,474
Ratio of net charge-offs during the period to average loans outstanding during the period	1.37%	0.15%
Allowance for loan losses to loans, end of period	2.11%	1.44%

We allocate the allowance for loan losses to specific categories of loans in our portfolio. See the table below for the allocation of loan losses and for a history of charge-offs by loan category, which may or may not be indicative of future charge-offs by category.

Allocation of the Allowance for Loan Losses

	September 30,
	2009		2008
(In Thousands)	Amount	% of Loans in Category	Amount	% of Loans in Category
Commercial, Financial and Agricultural	$315	4%	$399	3%
Real Estate—Construction	831	28	1,439	34
Real Estate—Mortgage	4,064	67	2,199	61
Consumer	342	1	259	2
Unallocated	754	—	178	—
Total	$6,306	100%	$4,474	100%

Our policy has been to review the allowance for loan losses using a reserve factor based on risk-rated categories of loans because there had been relatively little charge-off activity prior to 2008. The overall objective is to apply percentages to the loans based on the relative inherent risk for that loan type and grade. Reserve factors are based on peer group data, information from regulatory agencies, and on the experience of the Bank’s lenders. The reserve factors will change depending on trends in national and local economic conditions, the depth of experience of the Bank’s lenders, delinquency trends, and other factors. Our general strategy is to maintain a minimum coverage of a certain percentage of gross loans until we have sufficient historical data and trends available. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period. Thus, there is a risk that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

Exhibit E

NOTE 7 — FAIR VALUE  MEASUREMENTS

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that the Company uses to measure fair value are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants at the balance sheet date. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and we must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values.  The company used the following methods and significant assumptions to estimate fair value.

Assets Measured at Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment Securities: The fair values of securities available for sale are determined by an independent securities accounting service provider using quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Loans held for sale: Mortgage loans held for sale are carried at their fair value as of September 30, 2009 and at the lower of cost or fair value at December 31, 2008. On January 1, 2008, the Company elected the fair value option of accounting for mortgage loans held for sale. Mortgage loans held for sale are estimated using security prices for similar product types, and therefore, are classified in Level 2. If no such quoted price exists, the fair value is based on a discounted cash flow model to estimate fair value, and therefore classified in Level 3.

Derivatives: Our derivative instruments consist of interest rate lock commitments on residential real estate loan applications and mandatory or best efforts forward commitments to sell residential real estate loans.  The fair value of these derivatives is determined, when possible, using quoted secondary market prices as of the measurement date. If no such quoted prices are available, the fair value of the derivatives are determined using quoted prices for similar derivatives, adjusted for the specific attributes of our interest rate lock commitments and forward sale commitments.

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Fair Value Measurements at September 30, 2009 Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Investment securities	$63,479,091	$––	$63,479,091	$––
Loans held for sale	29,884,368	––	29,763,084	121,284
Derivative asset positions	331,052	––	331,052	––
Financial liabilities:
Derivative liability positions	654,077	––	654,077	––

The table below presents a reconciliation of level 3 assets as of September 30, 2009.

Loans held for sale
Balance, beginning of year	$—
Total gains/(losses) included in net income	143,359
Purchases, sales, issuances and settlements, net	(1,545,407)
Transfers in or out of Level 3	1,523,332
Balance, September 30, 2009	$121,284

Assets Measured at Fair Value on a Nonrecurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans: Loan impairment is reported when full payment under the loan terms is not expected.  Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance.  If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.  Loan losses are charged against the allowance when Management believes the uncollectability of a loan is confirmed.  This valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

Other Real Estate Owned (OREO): Other real estate owned is adjusted to fair value upon transfer of ownership of the loan collateral to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the OREO or management’s estimation of the value of the OREO. When the fair value of the OREO is based on an observable market price or a current appraised value, the Company records the OREO as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the OREO is further impaired below the appraised value and there is no observable market price, the Company records the OREO as nonrecurring Level 3.

The table below presents the Company’s assets and liabilities for which a nonrecurring change in fair value has been recorded during the year ended September 30 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total gains (losses) for nine months ended September 30, 2009
Assets:
Impaired loans	$17,281,805	$––	$––	$17,281,805	$––
Other real estate owned	11,541,570	––	––	11,541,570	(365,490)
Total fair value of assets on a nonrecurring basis	$28,823,375	$––	$––	$28,823,375	$(365,490)

Exhibit F
Provision for Allowance for Loan Losses

There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about future value of the collateral.   We establish and maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality and a number of assumptions about future events which we believe to be reasonable, but which may not prove to be accurate.  To the extent that the recovery of loan balances has become collateral dependent, we obtain appraisals not less than annually, and then we reduce these appraised values for selling and holding costs to determine the liquidated value.  Any shortfall between the liquidated value and the loan balance is charged against the Allowance for Loan Losses in the month the related appraisal was received.

Exhibit G
Income Taxes (draft)

The income tax benefit was $2,223,360 for the year ended December 31, 2009 compared to a tax benefit of $3,156,288 for the year ended December 31, 2008.  The effective tax rates were 13.3% and 39.5% for the years ended December 31, 2009 and 2008, respectively.  The fluctuation in the effective tax rates reflects the impact of permanent book-to-tax differences from tax exempt income on bank owned life insurance and tax exempt municipal securities, and the non-deductible loss on investment in common stock of Silverton Financial Services, Inc and the non-deductible expense from the goodwill impairment charge in 2009.

At December 31, 2008 the balance of the deferred tax asset was $863,601.  The company had sufficient tax expenses paid in prior years that this tax asset was available to apply as a net operating loss carryback to generate a refund of previously paid taxes in the amount of $2,761,971.  Accordingly there was no need to record a valuation allowance against that deferred tax asset balance as of December 31, 2008.

At December 31, 2009 the balance of the deferred tax asset was $3,890,032.  To the extent that the Company generates taxable income in future periods, the balance of this account will be available to offset the tax liability on such future taxable income.   Management has considered both negative and positive indicators in assessing the likelihood that the Company will realize the deferred tax asset through future taxable operating income.

The cumulative losses incurred by the Company in 2008 and 2009 were the primary negative factor considered by management.  Additionally, general economic conditions in the Company’s primary markets and the potential ongoing negative impact on asset quality were also evaluated as a potential negative factor.

Offsetting these negative factors were numerous positive factors considered by management including:

●
Prior to the losses in 2008 and 2009 from asset quality costs, the Company had a history of consistent earnings with cumulative pretax net income of $13.9 million for the five year period ending December 31, 2007

●
Over the last four fiscal quarters, asset quality indicators have stabilized and improved while core earnings have increased to levels last attained in 2007, so it appears more likely than not that over the next two to five years taxable income will return to levels approaching those prior to 2008.

●
The Board of Directors has authorized management to liquidate all bank owned life insurance policies in 2010 which is expected to consume up to $442,000 of the deferred tax asset during the first quarter of 2010.  Additionally, the proceeds from liquidation of these policies will be available to fund mortgage loans available for sale, shifting approximately $280 thousand of annual tax exempt earnings to a like amount of taxable earnings available to offset the deferred tax asset.

●
The existing portfolio of marketable securities had an unrealized mark to market gain as of December 31, 2009 of $1,937,527 which could consume up to $658,759 of the deferred tax asset if the decision was made to sell securities from this portfolio and replace them with current market rate securities.

●
In January 2010 we sold approximately $3.9 million of tax exempt municipal bonds, generating a taxable gain of $133 thousand and providing the opportunity to reinvest the proceeds of sale into securities that generate taxable income.

Based on the above analysis, management believes that the positive factors outweigh the negative factors and so it is more likely than not that the Company would realize the deferred tax asset  through future operating income and implementation of tax strategies as described above.  Accordingly, no deferred tax valuation allowance has been recorded.